Filed Pursuant to Rule 424(b)(3)

SEC File #333-217130

Prospectus Supplement

Dated November 14, 2017 (to Prospectus dated April 12, 2017)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 12, 2017.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the three- and nine-month periods ended Septembere 30, 2017 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 15, 2017.

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended September 30, 2017 and 2016.  This analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2016 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for loan losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2016 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of September 30, 2017, the Company’s business was operated through a network of 308 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of Company were $710.2 million at September 30, 2017 compared to $674.0 million at December 31, 2016, representing a $36.2 million (5%) increase.  The primary area of growth was in the Company's investment securities portfolio, which increased $25.0 million (14%). The increase in the Company’s investment securities portfolio was a result of surplus funds

generated from operating and financing activities.   A $13.2 million (3%) increase in our net loan portfolio was also a primary factor contributing to the increase in total assets.

Cash and cash equivalents (excluding restricted cash) included $3.0 million in cash and $50.7 million in short-term investment securities at September 30, 2017 compared to $5.8 million in cash and $52.7 million in short-term investments at December 31, 2016.  Our cash position declined $4.7 million (8%) at September 30, 2017 compared to prior year-end mainly due to the movement of surplus cash to the Company's investment portfolios to increase yield.

Restricted cash consists of funds maintained in restricted accounts at the Company's  insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At September 30, 2017, restricted cash increased $.3 million (10%) compared to December 31, 2016 mainly due to increases in escrow balances associated with real estate loans outstanding.  Increases in reserves required for the Company’s property insurance subsidiary also contributed to the increase in restricted cash.

As of September 30, 2017, our net loan portfolio was $396.4 million compared to $383.2 million at December 31, 2016.  Higher loan originations during the quarter just ended contributed to the increase in the portfolio.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  A $5.5 million reduction in our allowance for loan loss reserve as of September 30, 2017 also contributed to the increase in our net loan portfolio.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at September 30, 2017; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

As previously mentioned, our investment securities portfolio increased $25.0 million at September 30, 2017 compared to the prior year-end.  The Company's investment securities portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (97% as of September 30, 2017 and 93% as of December 31, 2016) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  In addition to the investment portfolio, the Company maintains an investment accounted for under the equity method.  The value of the Company's equity fund investment at September 30, 2017 was $26.9 million compared to $26.2 million at December 31, 2016.  During the quarter just ended, Management notified the Fund of its intent to redeem its investment, which required a 90 day notice.  During the fourth quarter of 2017, the Company received $25.6 million in payments associated with the redemption request, with the remaining balance of $1.3 million expected to be received in 2018 in accordance with the redemption terms.  The Company has no additional investment commitments to this fund.  For additional information on this equity method investment, see Note 5, "Equity Method Investment" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements".  Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets increased $1.7 million at September 30, 2017 compared to December 31, 2016.  The majority of the growth was due to purchases of fixed assets.

The aggregate amount of senior and subordinated debt outstanding at September 30, 2017 was $460.1 million compared to $444.6 million at December 31, 2016, representing an increase of

$15.5 million (3%).  Higher sales of the Company's senior demand notes and commercial paper was responsible for the increase.

Accrued expenses and other liabilities increased $4.3 million (24%) at September 30, 2017 compared to December 31, 2016 mainly due to: (i) higher outstanding payroll taxes, (ii) an increase in our real estate escrow liability, (iii) an increase in the accrual for salary expense, (iv) increases in the accrual for the Company’s 2017 incentive bonus plan and (v) an increase in the accrual for outstanding claims associated with the Company’s self-insured medical plan.  Offsetting a portion of the increase in accrued expenses and other liabilities were decreases in miscellaneous account payables.

Results of Operations:

During the three- and nine-month periods ended September 30, 2017, total revenues were $51.0 million and $152.8 million, respectively, compared to $52.0 million and $156.3 million during the same periods a year ago.  Lower insurance revenue was the primary factor responsible for the decrease in revenues during the three- and nine-month periods just ended compared to the same periods a year ago. Growth in our interest and finance charge revenue earned on our loan and investment portfolios was relatively flat during the comparable reporting periods.

Net income increased $5.5 million and $3.6 million during the three- and nine-month periods ended September 30, 2017 compared to the same periods a year ago.  Decreases in the provision for loan losses offset the aforementioned decrease in revenues, resulting in higher net income during the current year reporting periods.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Net interest income increased slightly during three-month period just ended compared to the same three-month period a year ago and $.9 million (1%) during the nine-month comparable periods.  A decline in our average net receivables of $2.5 million (1%) during the nine months just ended compared to the same period a year ago resulted in slower growth in our interest and finance charges earned during the current year.

A decline in interest expense during the current year reporting periods contributed to the aforementioned increase in net interest income.  Although average daily borrowings increased $17.6 million during the nine-month period ended September 30, 2017 compared to the same period in 2016, the lower interest rate environment resulted in lower borrowing costs.  The Company's average borrowing rates were 2.83% and 3.13% during the nine-month periods ended September 30, 2017 and 2016, respectively.  Interest expense declined approximately $.6 million (6%) during the nine-month period just ended compared to the same period a year ago as result of the lower rates.  During the three-month period just ended, interest expense declined slightly from the comparable 2016 period.

Management projects that, based on historical results, average net receivables will grow during the fourth quarter of 2017, and earnings are expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest margin.

Insurance Income

Insurance revenues decreased $1.3 million (11%) and $4.2 million (12%) during the three- and nine-month periods ending September 30, 2017, respectively, compared to the same periods a year ago.    A decrease in the number of customers opting for credit insurance products offered by the Company on certain loan products and a higher percentage of loan originations on loan products that do not include an option for insurance during the current year periods were the principal factors contributing to the decline in insurance revenue in the 2017 periods.

A $.4 million (13%) and $.9 million (10%) decrease in insurance claims and expenses during the same comparable three- and nine-month periods offset a portion of the decline in insurance revenues.

Other Revenue

Other revenue increased $.2 million (12%) and $.4 million (10%) during the three- and nine-month periods ended September 30, 2017, respectively, compared to the same periods in 2016 mainly as a result of increases in revenue from the sale of auto club memberships to loan customers and increases in earnings on the Company’s equity fund investment.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses decreased $10.7 million (65%) and $16.5 million (42%) during the three- and nine-month periods ended September 30, 2017, respectively, compared to same periods in 2016.  The decreases were due to lower net charge offs and reductions to the allowance for loan losses.  Net charge offs were $9.8 million and $27.9 million during the three- and nine-month periods just ended, respectively, compared to $11.7 million and $31.4 million during the same comparable periods a year ago.

Based on lower net charge offs and lower delinquency rates on loans outstanding, Management lowered the allowance for loan losses an additional $4.0 million at September 30, 2017, which also contributed to the decrease in the provision for loan losses. Management had previously lowered the allowance $1.5 million at June 30, 2017 from December 31, 2017.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

We believe that the allowance for loans losses is adequate to cover probable losses inherent in our portfolio; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $4.5 million (16%) and $11.1 million (13%) during the three- and nine-month periods ended September 30, 2017, respectively, compared to the same periods a year ago.  Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $4.1 million (24%) and $8.3 million (16%) during the three- and nine-month periods ended September 30, 2017, respectively, compared to the same periods in 2016.  The increases were primarily due to increases in our employee base, annual merit salary increases, accrued incentive bonus increases and increased payroll taxes.  An increase in claims associated with the Company's self-insured medical program also contributed to the increases in 2017 over the comparable periods.

Higher utilities expenses, telephone expenses, maintenance of equipment and office expenses, office supply expenses, depreciation expenses and increased rent expense caused occupancy expense to increase $.3 million (9%) and $1.2 million (11%) during the three- and nine-month periods ended September 30, 2017, compared to the same periods a year ago.

During the three-month period ended September 30, 2017, miscellaneous other operating expenses increased $.1 million (2%) compared to the same period a year ago.  Increases in advertising expenses, computation error expenses, computer expenses, credit bureau expenses, legal and audit expenses, taxes and license expenses, and travel expenses led to the increase in the current three-month period just ended.  Lower business promotion expenses, charitable contribution expenses, and postage expenses offset a portion of the increase during the quarter just ended.  During the nine-month period ended September 30, 2017, miscellaneous other operating expenses increased $1.5 million (7%) compared to the same period in 2016.  Costs were higher primarily due to increases in aircraft operating expenses, advertising expenses, bank service charges, computation error expenses, computer expenses, credit bureau expenses, insurance premiums paid, management meeting expenses, security sales expenses, stationary and supplies, and travel expenses.  Lower business promotion expenses, charitable contribution expenses, dues and subscription expenses, business meal expenses, postage expenses and tax and license expenses offset a portion of the increase during the nine month period just ended.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 19% and 23% during the three- and nine-month periods ended September 30, 2017, respectively compared to 88% and 30% during each of the same periods during 2016.  Tax rates were lower during the current year periods due to higher earnings at the parent company level and reduced earnings in the insurance subsidiaries.  The Company’s overall effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The tax rates of the Company’s insurance subsidiaries are below statutory rates primarily due to investments in tax-exempt bonds held by the Company’s insurance subsidiaries.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  The possibility of fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our Annual Report on Form 10-K for the year ended December 31, 2016 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the nine months ended September 30, 2017 as compared to those at December 31, 2016.

Liquidity and Capital Resources:

As of September 30, 2017 and December 31, 2016, the Company had $53.8 million and $58.4 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the parent company.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiary.  At December 31, 2016, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $82.0 million and $71.9 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2017, without prior approval of the Georgia Insurance Commissioner, is approximately $12.6 million.  No dividends were paid during the nine-month period ended September 30, 2017.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”). The credit agreement, as amended, provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the Credit Agreement), whichever is less, and has a maturity date of September 11, 2019.  Available borrowings under the credit agreement were $100.0 million at September 30, 2017 and December 31, 2016, at an interest rate of 4.32% and 4.00%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2017, the Company was in compliance with all covenants.  Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the nine months ended September 30, 2017, there were no material changes to the critical accounting policies or related estimates disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices, bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts that have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2017	2016
ASSETS

CASH AND CASH EQUIVALENTS	$ 53,755,981	$ 58,440,667

RESTRICTED CASH	2,927,857	2,671,957

LOANS:
Direct Cash Loans	478,089,251	474,557,932
Real Estate Loans	26,226,334	24,609,094
Sales Finance Contracts	32,620,962	30,961,811
	536,936,547	530,128,837

Less:Unearned Finance Charges	63,082,432	60,850,936
Unearned Insurance Premiums and Commissions	34,503,698	37,593,775
Allowance for Loan Losses	43,000,000	48,500,000
Net Loans	396,350,417	383,184,126

INVESTMENT SECURITIES:
Available for Sale, at fair value	198,630,035	167,190,644
Held to Maturity, at amortized cost	5,555,295	12,003,446
	204,185,330	179,194,090

EQUITY METHOD INVESTMENT	26,940,966	26,201,949

OTHER ASSETS	26,002,308	24,291,925

TOTAL ASSETS	$ 710,162,859	$ 673,984,714

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 426,709,277	$ 409,791,648
ACCRUED EXPENSES AND OTHER LIABILITIES	21,860,837	17,606,851
SUBORDINATED DEBT	33,431,181	34,847,845
Total Liabilities	482,001,295	462,246,344

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--
Accumulated Other Comprehensive Income	2,639,220	(1,002,183)
Retained Earnings	225,352,344	212,570,553
Total Stockholders' Equity	228,161,564	211,738,370

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 710,162,859	$ 673,984,714

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF

INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2017	2016	2017	2016

INTEREST INCOME	$ 38,766,145	$ 38,776,224	$ 117,215,287	$ 116,891,161
INTEREST EXPENSE	3,287,411	3,317,192	9,607,890	10,222,086
NET INTEREST INCOME	35,478,734	35,459,032	107,607,397	106,669,075

Provision for Loan Losses	5,777,564	16,458,632	22,442,416	38,910,312

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	29,701,170	19,000,400	85,164,981	67,758,763

INSURANCE INCOME
Premiums and Commissions	10,490,282	11,748,397	31,751,533	35,906,987
Insurance Claims and Expenses	2,667,170	3,056,504	7,798,242	8,688,489
Total Net Insurance Income	7,823,112	8,691,893	23,953,291	27,218,498

OTHER REVENUE	1,708,233	1,518,998	3,873,117	3,505,592

OTHER OPERATING EXPENSES:
Personnel Expense	20,959,373	16,902,141	61,421,263	53,088,061
Occupancy Expense	4,054,208	3,718,068	11,982,125	10,747,606
Other	7,258,705	7,148,541	22,862,554	21,340,428
Total	32,272,286	27,768,750	96,265,942	85,176,095

INCOME BEFORE INCOME TAXES	6,960,229	1,442,541	16,725,447	13,306,758

Provision for Income Taxes	1,322,890	1,264,260	3,782,281	4,010,057

NET INCOME	5,637,339	178,281	12,943,166	9,296,701

RETAINED EARNINGS, Beginning of Period	219,715,005	220,645,372	212,570,553	220,177,382

Distributions on Common Stock	-	-	161,375	8,650,430

RETAINED EARNINGS, End of Period	$ 225,352,344	$ 220,823,653	$ 225,352,344	$ 220,823,653

BASIC EARNINGS PER SHARE:
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$ 33.17	$ 1.05	$ 76.14	$ 54.69

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Net Income	$ 5,637,339	$ 178,281	$ 12,943,166	$ 9,296,701

Other Comprehensive Income (Loss):
Net changes related to available-for-sale
Securities:
Unrealized gains and losses	624,215	(2,461,871)	5,450,383	2,958,541
Income tax (expense) benefit	(174,902)	840,318	(1,794,799)	(1,386,154)
Net unrealized gains (losses)	449,313	(1,621,553)	3,655,584	1,572,387

Less reclassification of gain to
net income (1)	13,298	15,840	14,181	16,365

Total Other Comprehensive
Income (Loss)	436,015	(1,637,393)	3,641,403	1,556,022

Total Comprehensive Income (Loss)	$ 6,073,354	$ (1,459,112)	$ 16,584,569	$ 10,852,723

(1)Reclassified $20,479 to other operating expenses and $7,181 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2017.

Reclassified $24,000 to other operating expenses and $8,160 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three-month period ended September 30, 2016.

Reclassified $21,817 to other operating expenses and $7,636 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2017.

Reclassified $24,795 to other operating expenses and $8,430 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2016.

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 12,943,166	$ 9,296,701
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	22,442,416	38,910,312
Depreciation and amortization	3,057,685	2,727,162
Provision for prepaid income taxes	(377,470)	(357,629)
Earnings in equity method investment	(739,017)	(608,664)
Other	320,701	511,736
(Increase) decrease in miscellaneous other assets	(1,341,817)	1,454,029
Increase (decrease) in other liabilities	2,844,293	(5,076,958)
Net Cash Provided	39,149,957	46,856,689

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(300,623,868)	(277,515,453)
Loan payments	265,015,161	261,678,120
(Increase) decrease in restricted cash	(255,900)	7,738,820
Purchases of marketable debt securities	(31,064,716)	(34,098,392)
Sales of marketable debt securities	-	344,000
Redemptions of marketable debt securities	11,155,000	11,560,000
Fixed asset additions, net	(3,399,910)	(5,728,452)
Net Cash Used	(59,174,233)	(36,021,357)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in senior demand notes	(67,531)	(2,684,064)
Advances on credit line	410,952	399,962
Payments on credit line	(410,952)	(399,962)
Commercial paper issued	39,248,615	44,512,005
Commercial paper redeemed	(22,263,455)	(23,574,790)
Subordinated debt securities issued	5,329,066	5,132,524
Subordinated debt securities redeemed	(6,745,730)	(6,155,129)
Dividends / Distributions	(161,375)	(8,650,430)
Net Cash Provided	15,339,590	8,580,116

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,684,686)	19,415,448

CASH AND CASH EQUIVALENTS, beginning	58,440,667	51,449,417

CASH AND CASH EQUIVALENTS, ending	$ 53,755,981	$ 70,864,865

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest	$ 9,594,625	$ 10,268,305
Income Taxes	4,616,835	4,874,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2016 and for the year then ended included in the Company's 2016 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2017 and December 31, 2016, and its consolidated results of operations and comprehensive income for the three and nine-month periods ended September 30, 2017 and 2016 and its consolidated cash flows for the nine months ended September 30, 2017 and 2016. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and nine-month periods ended September 30, 2017 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

Recent Accounting Pronouncements:

In March 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-08, “Receivables – Nonrefundable Fees and Other Costs (Topic 310-20), Premium Amortization on Purchased Callable Debt Securities.”  The amendments in this ASU shorten the amortization period for certain callable debt securities held at a premium to the earliest call date.  The amendments do not change the accounting for purchased callable debt securities held at a discount; the discount continues to be amortized to maturity.  The update is effective for annual periods beginning after December 15, 2018 for public companies and annual periods beginning after December 15, 2019 for all other entities.  Early adoption is permitted.  The update is required to be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption.  The adoption of this update is not expected to have a material impact on the Company’s financial statements.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on-going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  Delinquency and bankruptcy filing trends are also tracked.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, Management classifies the account as being 60-89 days past due; when four or more installments are past due, Management classifies the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans 60 days or more past due and still accruing interest at September 30, 2017 or December 31, 2016.  The Company’s principal balances on non-accrual loans by loan class as of September 30, 2017 and December 31, 2016 were as follows:

Loan Class	September 30, 2017	December 31, 2016

Consumer Loans	$ 23,218,568	$ 24,658,842
Real Estate Loans	1,357,452	1,374,941
Sales Finance Contracts	1,033,014	1,036,697
Total	$ 25,609,034	$ 27,070,480

An age analysis of principal balances on past due loans, segregated by loan class, as of September 30, 2017 and December 31, 2016 follows:

September 30, 2017	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 16,100,602	$ 8,079,807	$ 16,887,073	$ 41,067,482
Real Estate Loans	899,610	389,071	1,383,505	2,672,186
Sales Finance Contracts	755,206	345,121	904,809	2,005,136
Total	$ 17,755,418	$ 8,813,999	$ 19,175,389	$ 45,744,804

December 31, 2016	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 16,447,739	$ 9,233,306	$ 17,290,149	$ 42,971,194
Real Estate Loans	902,437	304,578	1,225,805	2,432,820
Sales Finance Contracts	714,202	443,464	814,561	1,972,227
Total	$ 18,064,378	$ 9,981,348	$ 19,330,515	$ 47,376,241

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at September 30, 2017 and December 31, 2016 was 2.58% and 2.37%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

September 30, 2017	Principal Balance	% Portfolio	9 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 476,763,220	89.1%	$ 26,942,607	96.4
Real Estate Loans	25,738,330	4.8	23,911.1
Sales Finance Contracts	32,601,568	6.1	975,898	3.5
Total	$ 535,103,118	100.0%	$ 27,942,416	100.0%

September 30, 2016	Principal Balance	% Portfolio	9 Months Net Charge Offs (Recoveries)	% Net Charge Offs

Consumer Loans	$ 465,389,045	89.4%	$ 30,423,499	96.8
Real Estate Loans	23,609,087	4.5	(9,351)	-
Sales Finance Contracts	31,945,600	6.1	996,164	3.2
Total	$ 520,943,732	100.0%	$ 31,410,312	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 95% and 96% of principal balances outstanding in Company’s loan portfolio at September 30, 2017 and 2016, respectively.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Nine Months Ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Allowance for Credit Losses:
Beginning Balance	$ 47,000,000	$ 36,200,000	$ 48,500,000	$ 33,500,000
Provision for Loan Losses	5,777,564	16,458,632	22,442,416	38,910,312
Charge-offs	(13,003,785)	(14,424,243)	(38,496,984)	(39,852,727)
Recoveries	3,226,221	2,765,611	10,554,568	8,442,415
Ending Balance	$ 43,000,000	$ 41,000,000	$ 43,000,000	$ 41,000,000

Ending balance; collectively evaluated for impairment	$ 43,000,000	$ 41,100,000	$ 43,000,000	$ 41,000,000

	Three Months Ended		Nine Months Ended
	Sept.30,2017	Sept.30,2016	Sept.30,2017	Sept.30,2016
Finance receivables:
Ending balance	$ 535,103,118	$ 520,943,732	$ 535,103,118	$ 520,943,732
Ending balance; collectively evaluated for impairment	$ 535,103,118	$ 520,943,732	$ 535,103,118	$ 520,943,732

Troubled Debt Restructings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended September 30, 2017.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,881	$ 8,764,876	$ 8,419,386
Real Estate Loans	4	27,360	27,360
Sales Finance Contracts	126	321,289	304,847
Total	4,011	$ 9,113,525	$ 8,751,593

The following table presents a summary of loans that were restructured during the three months ended September 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,438	$ 8,039,469	$ 7,717,049
Real Estate Loans	11	151,271	151,271
Sales Finance Contracts	102	248,702	239,022
Total	3,551	$ 8,439,442	$ 8,107,342

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2017.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	11,117	$ 25,032,298	$ 24,018,560
Real Estate Loans	18	138,249	137,167
Sales Finance Contracts	352	900,736	861,534
Total	11,487	$ 26,071,283	$ 25,017,261

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2016.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	8,600	$ 18,235,460	$ 17,404,025
Real Estate Loans	26	308,017	308,017
Sales Finance Contracts	1282	629,089	588,812
Total	8,908	$ 19,172,566	$ 18,300,854

TDRs that occurred during the previous twelve months and subsequently defaulted during the three months ended September 30, 2017 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,465	$ 2,162,134
Real Estate Loans	-	-
Sales Finance Contracts	48	83,028
Total	1,513	$ 2,245,162

TDRs that occurred during the twelve months ended September 30, 2016 and subsequently defaulted during the three months ended September 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	1,481	$ 2,121,462
Real Estate Loans	-	-
Sales Finance Contracts	31	41,612
Total	1,512	$ 2,163,074

TDRs that occurred during the previous twelve months and subsequently defaulted during the nine months ended September 30, 2017 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	3,619	$ 5,244,206
Real Estate Loans	-	-
Sales Finance Contract	109	188,089
Total	3,728	$ 5,432,295

TDRs that occurred during the twelve months ended September 30, 2016 and subsequently defaulted during the nine months ended September 30, 2016 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	3,271	$ 4,662,399
Real Estate Loans	1	1,358
Sales Finance Contracts	96	152,916
Total	3,368	$ 4,816,673

The level of TDRs, including those that have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of September 30, 2017		As of December 31, 2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale:
Obligations of states and political subdivisions	$ 184,661,787	$ 187,909,036	$ 168,713,137	$ 166,799,531
Mutual funds	10,062,175	10,275,674	-	-
Corporate securities	130,316	445,325	130,316	391,113
	$ 194,854,278	$ 198,630,035	$ 168,843,453	$ 167,190,644
Held to Maturity:
Obligations of states and political subdivisions	$ 5,555,295	$ 5,574,729	$ 12,003,446	$ 11,933,827

Gross unrealized losses on investment securities totaled $2,575,055 and $5,254,993 at September 30, 2017 and December 31, 2016, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of September 30, 2017 and December 31, 2016:

	Less than 12 Months		12 Months or Longer		Total
September 30, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 19,589,597	$ (409,430)	$ 32,365,419	$ (2,094,730)	$ 51,955,016	$ (2,504,160)
Mutual funds	497,159	(46,828)	-	-	497,159	(46,828)
	20,086,756	(456,258)	32,365,419	(2,094,730)	52,452,175	(2,550,988)

Held to Maturity:
Obligations of states and political subdivisions	1,503,449	(7,157)	512,427	(16,910)	2,015,876	(24,067)

Overall Total	$ 21,590,205	$ (463,415)	$ 32,877,846	$ (2,111,640)	$ 54,468,051	$ (2,575,055)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2016	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 72,316,572	$ (5,071,255)	$ 871,317	$ (32,533)	$ 73,187,889	$ (5,103,788)

Held to Maturity:
Obligations of states and political subdivisions	2,191,448	(24,323)	3,099,489	(126,882)	5,290,937	(151,205)

Overall Total	$ 74,508,020	$ (5,095,578)	$ 3,970,806	$ (159,415)	$ 78,478,826	$ (5,254,993)

The previous two tables represent 69 and 107 investments held by the Company at September 30, 2017 and December 31, 2016, respectively, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at September 30, 2017 or December 31, 2016.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary, as grantor, and the non-affiliated insurance companies (who underwrite the policies), as beneficiaries.  At September 30, 2017, these trust accounts held $32.7 million in available-for-sale investment securities at market value and $2.2 million in held-to-maturity investment securities at amortized cost.  US Bank also serves as trustee under trust agreements with the Company's life insurance subsidiary, as grantor, and non-affiliated insurance companies (who underwrite the policies), as beneficiaries.  At September 30, 2017, these trust accounts held $13.2 million in available-for-sale investment securities at market value and $.6 million in held-to-maturity investment securities at amortized cost. The amounts required to be in each Trust change as required reserves change.  All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under Accounting Standards Codification No. 820 ("ASC No. 820"), fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the  fair value measurement of available-for-sale marketable debt securities.

Equity Method Investment:  The fair value of the equity method investment is estimated based on the Company's allocable share of the investee net asset as of the reporting date.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as a  Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of September 30, 2017 and December 31, 2016 were available-for-sale investment securities which are summarized below:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 445,325	$ 445,325	$ --	$ --
Mutual funds	10,275,674	10,275,674	--
Obligations of states and political subdivisions	187,909,036	--	187,909,036	--
Total	$ 198,630,035	$ 10,720,999	$ 187,909,036	--

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)

Corporate securities	$ 391,113	$ 391,113	--	--
Obligations of states and political subdivisions	166,799,531	--	166,799,531	--
Total	$ 167,190,644	$ 391,113	$ 166,799,531	--

Note 5 – Equity Method Investment

The Company has one investment in Meritage Capital, Centennial Absolute Return Fund, L.P. (the "Fund") accounted for using the equity method of accounting.  The carrying value of this investment was $26.9 million and $26.2 million as of September 30, 2017 and December 31, 2016, respectively.  The Company earned $.6 million from this investment during the three-month period ended September 30, 2017 compared to earnings of $.5 million during the same period a year ago.  During the nine-month periods ended September 30, 2017 and 2016, the Company earned $.7 million and $.6 million each period, respectively.  The income was recorded in Other Revenue on the Company's Unaudited Condensed Consolidated Statements of Income and Retained Earnings.  During the quarter just ended, Management notified the Fund of its intent to redeem its investment, which required a 90 day notice.  During the fourth quarter of 2017, the Company received $25.6 million in payments associated with the redemption request, with the remaining balance of $1.3 million expected to be received in 2018 in accordance with the redemption terms.  The Company has no investment commitments to the Fund.

Condensed financial statement information of the equity method investment is as follows:

	September 30, 2017	December 31, 2016
Company's equity method investment	$ 26,940,966	$ 26,201,949
Partnership assets	$ 131,858,126	$ 128,721,905

Partnership liabilities	$ 165,563	$ 258,881
Partnership net income	$ 4,357,248(a)	$ 6,583,183(b)

Note(a)  Represents 9 months of net income.

(b)  Represents 12 months of net income.

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At September 30, 2017, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were 19% and 23% during the three- and nine-month periods ended September 30, 2017, respectively compared to 88% and 30% and during each of the same periods during 2016.  Tax rates were lower during the current year periods due to higher earnings at the parent company level and reduced earnings in the insurance subsidiaries.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns, of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to investments in tax exempt bonds held by the Company’s insurance subsidiaries.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less and has a maturity date of September 11, 2019.  Available borrowings under the credit agreement were $100.0 million at September 30, 2017 and December 31, 2016, at an interest rate of 4.32% and 4.00%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At September 30, 2017, the Company was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained in Note 11 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2016 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

Prior to 2017, the Company had five operating divisions which comprised its operations:  Division I through Division V.  Each division consisted of a number of branch offices that were aggregated based on vice president responsibility and geographic location.  Division I consisted of offices located in South Carolina.  Offices in North Georgia comprised Division II. Division III consisted of offices in South Georgia.  Division IV represented our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompassed Division V.  Beginning in 2017, the Company separated Division IV into two separate Divisions, creating Division VII under a newly appointed vice president.  Alabama now comprises Division IV and Tennessee comprises

Division VII.  Effective July 1, 2017, the Company separated Division V into two separate Divisions, creating Division VIII under a newly appointed vice president.  Division V now comprises Mississippi and Louisiana comprises Division VIII.  The following division financial data has been retrospectively presented to give effect to the current structure.  The change in reporting structure had no impact on the previously reported consolidated results.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	Total
Division Revenues:
3 Months ended 9/30/2017	$ 6.171	$ 11,096	$ 10,975	$ 8,009	$ 4,467	$ 3,008	$ 3,453	$ 47,179
3 Months ended 9/30/2016	$ 6,536	$ 11,928	$ 11,332	$ 7,946	$ 4,678	$ 2,241	$ 3,679	$ 48,340
9 Months ended 9/30/2017	$ 18,462	$ 34,744	$ 34,128	$ 23,689	$ 13,400	$ 8,558	$ 10,208	$ 143,189
9 Months ended 9/30/2016	$ 20,473	$ 35,540	$ 33,367	$ 24,404	$ 14,254	$ 6,561	$ 11,628	$ 146,227

Division Profit:
3 Months ended 9/30/2017	$ 1,647	$ 3,968	$ 4,116	$ 2,352	$ 1,177	$ 22	$ 707	$ 13,989
3 Months ended 9/30/2016	$ 1,265	$ 4,436	$ 4,155	$ 2,734	$ 1,197	$ 119	$ 385	$ 14,291
9 Months ended 9/30/2017	$ 4,912	$ 11,781	$ 13,348	$ 7,723	$ 3,691	$ 508	$ 1,530	$ 43,493
9 Months ended 9/30/2016	$ 4,681	$ 14,249	$ 13,514	$ 9,270	$ 4,166	$ 729	$ 1,901	$ 48,510

Division Assets:
9/30/2017	$ 58,317	$ 109,336	$ 103,973	$ 87,450	$ 43,223	$ 32,715	$ 32,786	$ 467,800
12/31/2016	$ 56,284	$ 110,568	$ 106,951	$ 85,140	$ 42,230	$ 25,764	$ 32,302	$ 459,239

			3 Months Ended 9/30/2017 (in Thousands)	3 Months Ended 9/30/2016 (in Thousands)	9 Months Ended 9/30/2017 (in Thousands)	9 Months Ended 9/30/2016 (in Thousands)
Reconciliation of Profit:
Profit per division			$ 13,988	$ 14,291	$ 43,493	$ 48,510
Corporate earnings not allocated			3,785	3,704	9,650	10,077
Corporate expenses not allocated			(10,813)	(16,553)	(36,418)	(45,280)
Income taxes not allocated			(1,323)	(1,264)	(3,782)	(4,010)
Net income			$ 5,637	$ 178	$ 12,943	$ 9,297

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
Shelia H. Garrett	Vice President
John B. Gray	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Ron E. Byerly	Area Vice President
Jennifer Purser	Area Vice President
Summer Clevenger	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Chris Deakle	Steve Knotts	Deloris O’Neal
William Ashley	Dee Dee Dunham	Judy Landon	Faye Page
Michelle Rentz Benton	Carla Eldridge	Sharon Langford	Max Pickens
Maurice Bize	Jimmy Fairbanks	Becki Lawhon	Hilda Phillips
Derrick Blalock	Chad Frederick	Jeff Lee	Ricky Poole
Nicholas Blevins	Peyton Givens	Lynn Lewis	Gerald Rhoden
Bert Brown	Kim Golka	Jeff Lindberg	Mike Shankles
Keith Chavis	Tabatha Green	Jimmy Mahaffey	Greg Shealy
Bryan Cook	Brian Hill	Marty Miskelly	Cliff Snyder
Richard Corirossi	Tammy Hood	William Murrillo	Harriet Welch
Joe Daniel	Gail Huff	Josh Nickerson	Robert Whitlock
Loy Davis	Jerry Hughes	Mike Olive

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Fayette	Mobile	Ozark	Selma
Albertville	Center Point	Florence	Moody	Pelham	Sylacauga
Alexander City	Clanton	Fort Payne	Moulton	Prattville	Tallassee
Andalusia	Cullman	Gadsden	Muscle Shoals	Robertsdale	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan (2)	Huntsville (2)	Opp	Saraland	Wetumpka
Bay Minette	Enterprise	Jasper	Oxford	Scottsboro
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Stockbridge
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waycross
Butler	Covington	Gainesville	Lawrenceville	Savannah	Waynesboro
Cairo	Cumming	Garden City	Macon	Statesboro	Winder
Calhoun	Dahlonega	Georgetown	Madison

LOUISIANA
Abbeville	Crowley	Houma	Marksville	New Iberia	Slidell
Alexandria	Denham Springs	Jena	Minden	Opelousas	Sulphur
Baker	DeRidder	Lafayette	Monroe	Pineville	Thibodaux
Bastrop	Eunice	Lake Charles	Morgan City	Prairieville	West Monroe
Bossier City	Franklin	LaPlace	Natchitoches	Ruston	Winnsboro
Covington	Hammond	Leesville

MISSISSIPPI
Amory	Columbus	Gulfport	Jackson	Newton	Pontotoc
Batesville	Corinth	Hattiesburg	Kosciusko	Olive Branch	Ripley
Bay St. Louis	D’Iberville	Hazlehurst	Magee	Oxford	Senatobia
Booneville	Forest	Hernando	McComb	Pearl	Starkville
Brookhaven	Greenwood	Houston	Meridian	Philadelphia	Tupelo
Carthage	Grenada	Iuka	New Albany	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Chester	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Columbia	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Conway	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Dillon	Hartsville	Marion	Orangeburg	Union
Camden	Easley	Irmo	Moncks Corner	Rock Hill	Walterboro
Cayce	Florence	Lake City	Myrtle Beach	Seneca	Winnsboro
Charleston	Gaffney	Lancaster	Newberry	Simpsonville	York
Cheraw

TENNESSEE
Athens	Crossville	Greeneville	Lebanon	Murfreesboro	Sevierville
Bristol	Dayton	Hixson	Lenior City	Newport	Sparta
Clarksville	Dickson	Johnson City	Madisonville	Powell	Tazewell
Cleveland	Elizabethton	Kingsport	Maryville	Pulaski	Tullahoma
Columbia *	Fayetteville	Lafayette	Morristown	Rogersville **	Winchester
Cookeville	Gallatin	LaFollette

Note: * Opened November 1, 2017 * Closed October 31, 2017

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. Former Senior Vice President and Chief Financial Officer Atlantic American Corporation

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson President Bowen & Watson, Inc.

Jim H. Harris, III Founder / Co-owner Unichem Technologies Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Ronald F. Morrow Executive Vice President and Chief Operating Officer (Effective July 1, 2017)

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303